UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

MECHANICAL TECHNOLOGY INCORPORATED
(NAME OF SUBJECT COMPANY (ISSUER))

MECHANICAL TECHNOLOGY INCORPORATED (OFFEROR)
(NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

OPTIONS TO PURCHASE COMMON STOCK $.01 PAR VALUE,
HAVING AN EXERCISE PRICE OF $10.00 OR MORE PER SHARE
(TITLE OF CLASS OF SECURITIES)

(583538103)
(CUSIP NUMBER OF CLASS OF SECURITIES)
(UNDERLYING COMMON STOCK)

CATHERINE HILL, ESQ.
MECHANICAL TECHNOLOGY INCORPORATED
431 NEW KARNER ROAD
ALBANY, NY 12205
(518) 533-2200

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee

$2,476,444	$200.34**

* Calculated solely for purposes of determining the filing fee. This calculation assumes that options to purchase 976,000 shares of common stock of Mechanical Technology Incorporated will be exchanged pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate transaction value of such options of $2,476,444, as of October 24, 2003, calculated based on the Black-Scholes option pricing model, multiplied by (ii) $80.90 per each U.S. $1,000,000 million of the value of the transaction.

** Previously paid

[ ]

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: NA	Form or Registration No.: NA
Filing Party: NA	Date Filed: NA

[  ]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

______________________________________________________________________________________

This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Mechanical Technology Incorporated ("MTI") with the Securities and Exchange Commission on October 30, 2003, and amended on November 19, 2003 (the "Schedule TO"), relates to an offer by MTI to its eligible participants to exchange all outstanding stock options to purchase shares of MTI common stock granted under the MTI 1999 Employee Stock Incentive Plan, as amended (the "1999 Plan") or the MTI Stock Incentive Plan, as amended (the "1996 Plan"), which have an exercise price greater than $10.00 per share of MTI common stock and otherwise satisfy the conditions set forth in the Offer to Exchange, dated October 30, 2003, as amended (the "Offer to Exchange"), for options for MTI common stock that will be granted under the 1999 Plan, upon the terms and subject to the conditions described in the Offer to Exchange and in the related Election Form filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

ITEM 12. EXHIBITS

  The fifth paragraph of the first page of the Offer to Exchange Outstanding Stock Options ("Offer to Exchange") was amended to replace "will not be granted prior to" with "will be granted promptly on or after".
  The first paragraph of page ii and the first sentence of Question 22 on page 5 of Frequently Asked Questions, of the Offer to Exchange were amended to replace "will be mailed to your home or office address or emailed to your office email address" with "will be hand delivered or mailed to your home or office address".
  The second paragraph of page ii of the Offer to Exchange was amended to replace "exchange at our sole discretion" with "exchange if you are an eligible participant and if certain conditions or events occur before expiration of this offer, as described in Section 6".
  The second sentence of Question 5 on page 1 and the first sentence of Questions 7 on page 2, of Frequently Asked Questions, of the Offer to Exchange were amended to replace "plan to grant options during the 30 day period" with "plan to grant options promptly".
  The second sentence of Question 7 on page 2, the first sentence of Question 9 on page 2, of Frequently Asked Questions, the first sentence of the third paragraph of Section 8 - Source and Amount of Consideration; Terms of New Options on page 11 and the first sentence of the second paragraph of the subheading Risk Factors of Section 9 - Information About MTI; Summary Financial Information; Risk Factors on page 16, of the Offer to Exchange was amended to replace "will be granted between June 23, 2004 and July 23, 2004" with "will be granted on or shortly after June 23, 2004".
  The second paragraph of Question 10, the text of Question 11 and the last sentence of Question 13, on page 3, of Frequently Asked Questions, the seventh paragraph of Section 1 - Eligible Participants; Number of Options; Expiration Date, on page 6 and the last sentence of the second paragraph of Section 8 - Source and Amount of Consideration; Terms of New Options on page 11, of the Offer to Exchange, which dealt with the waiting period for vesting if you are a non-exempt employee, were deleted.
  The second sentence of the second paragraph of Question 22 on page 5 of Frequently Asked Questions and the first sentence of Section 5 - Acceptance of Options for Exchange and Grant of new Options, of the Offer to Exchange was amended to replace "exchange eligible options at our sole discretion" with "exchange eligible options if certain conditions or events occur before expiration of this offer, as described in Section 6".

H. The last sentence of the fourth paragraph of Section 4 - Change in Election on page 8 of the Offer to Exchange, was amended to replace "December 30, 2003 (the date which is 60 business days" with "December 29, 2003 (the date which is 40 business days".
  The first sentence of Section 6 - Conditions of This Offer on page 9 of the Offer to Exchange was amended to replace "options surrendered to us" with "options surrendered to us that do not comply with the requirements of this offer".
  The following paragraphs were added after the Consolidated Balance Sheet Data under the subheading Summary Financial Information of Section 9 - Information About MTI; Summary Financial Information; Risk Factors on page 16:

"Book Value of Our Common Stock

The book value of our common stock at September 30, 2003 was $1.47. This amount was calculated by dividing our unaudited consolidated stockholders equity at September 30, 2003 of $40,552,000 by the 27,639,260 shares of our common stock that were outstanding as of September 30, 2003.

Our ratio of earnings to fixed charges for each of the periods indicated is as follows:
	Nine	Nine		Three
	Months	Months	Year	Months	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	Sept. 30,	Sept. 30,	Dec. 31,	Dec. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2003	2002	2002	2001	2001	2000	1999	1998

Ratios	-	-	-	-	666.26%	-	-	1313.76%

For purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax income (loss) from continuing operations plus fixed charges less minority interests in consolidated subsidiaries. Fixed charges consist of interest expense, capitalized interest expense, amortization of debt issuance costs and estimated interest within rental expenses. For the nine months ended September 30, 2003 and 2002, the year ended December 31, 2002, the three months ended December 31, 2001 and the years ended September 30, 2000 and 1999, our earnings were insufficient to cover our fixed charges. However, because we have had significant cash and marketable securities balances in each of these periods, the calculation of the ratio of earnings to fixed charges may not accurately represent our ability to cover our fixed charges and therefore has not been presented.

For the periods indicated above and as of the date of this Offer, we have had no preference equity securities outstanding. Accordingly, a ratio of earnings to fixed charges is being presented in lieu of a ratio of earnings to combined fixed charges and preferred stock dividends."

K. The first paragraph of the subheading Risk Factors of Section 9 - Information About MTI; Summary Financial Information; Risk Factors on page 16 was amended by replacing the following paragraph with the replacement paragraphs as set forth below.

Original paragraph: "Participation in this offer involves a number of potential risks, including those described below. The risks described below and the risk factors under the heading entitled "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 25, 2003, and our quarterly report for the period ended September 30, 2003 filed with the SEC on October 22, 2003 highlight the material risks of participating in this offer and investing in our common stock. Eligible participants should carefully consider these risks and are encouraged to speak with legal, financial or tax advisors as necessary before deciding whether or not to request that we exchange your options in this offer. In addition, we strongly urge you to read the rest of these materials for a fuller discussion of the risks that may apply to you before deciding whether or not to request that we exchange your options in this offer. "

Replacement paragraphs: "Participation in the offer involves a number of potential risks, including but not limited to those described below. The following information highlights the material risks of participating in the offer, and the risks described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 25, 2003, and our quarterly report for the period ended September 30, 2003 filed with the SEC on October 22, 2003 highlight the material risks involved with an investment in our securities and relating to our business.

 Eligible participants should carefully consider all of these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the offer. We strongly urge you to read this entire Offer to Exchange, including the Sections discussing tax consequences, and the risk factors disclosed in our periodic reports filed with the Securities and Exchange Commission before deciding whether or not to request that we exchange your options in this offer."

  The title for the last risk factor under the subheading Risk Factors of Section 9 - Information About MTI; Summary Financial Information; Risk Factors on page 19 of the Offer to Exchange was amended by replacing "CERTAIN FEDERAL INCOME TAX RELATED RISKS OF RECEIVING PARTICIPATING IN THIS OFFER" with "IF YOU PARTICIPATE IN THIS OFFER, YOU COULD SUFFER ADVERSE TAX CONSEQUENCES".
  The first sentence of the first paragraph of Section 13 - Material Federal Income Tax Consequences, on page 20 of the Offer to Exchange, was amended by replacing "The following is a general summary of the material federal income tax consequences of the exchange of old options for new options pursuant to this offer under the income tax laws of the United States, in which all or substantially all" with "The following describes the federal income tax consequences of the exchange of old options for new options pursuant to this offer under the federal income tax laws of the United States, in which all".
  The first subheading of Section 13 - Material Federal Income Tax Consequences, on page 20 of the Offer to Exchange, was amended by replacing "Material Federal Income Tax Consequences for Employees Who are Tax Residents in the United States" with "Federal Income Tax Consequences for Employees Who are Tax Residents in the United States".
  The last sentence of the fourth paragraph of Section 13 - Material Federal Income Tax Consequences, on page 20 of the Offer to Exchange, was amended by replacing "We believe that by reserving the right to reject any options surrendered for exchange" with "We believe that by reserving the right to reject any options surrendered for exchange under the limited conditions described in Section 6".
  The first sentence of the eighth paragraph of Section 13 - material Federal Income Tax Consequences, on page 20 of the Offer to Exchange, was amended by replacing "Generally the exchange" with "The exchange".

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MECHANICAL TECHNOLOGY INCORPORATED
By: /s/ Cynthia A. Scheuer Cynthia A. Scheuer Chief Financial Officer

Dated: November 19, 2003

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

(a)(1)	Offer to Exchange Outstanding Stock Options, dated October 30, 2003.*
(a)(2)	Form of Election Form.*
(a)(3)	Form of Notice of Withdrawal.*
(a)(4)	Form of Notice of Acceptance.*
(a)(5)	Form of Cover Letter to Eligible Optionholders.*
(a)(6)	Form of Email message to Eligible Optionholders.*
(a)(7) (a)(8)	Power point presentation to employees describing offer to exchange.* Form of Letter to Eligible Optionholders Notifying them of Amendment to the Offer to Exchange

(a)(9)	Revised Offer to Exchange Outstanding Stock Options, dated as of November __, 2003.

(b)	Not applicable.
(d)(1)

Mechanical Technology Incorporated 1999 Employee Stock Incentive Plan is incorporated herein by reference to Mechanical Technology Incorporated's Definitive Proxy Statement filed with the SEC on February 3, 1999.

(d)(2)	Mechanical Technology Incorporated Stock Incentive Plan is incorporated herein by reference to Mechanical Technology Incorporated's Definitive Proxy Statement filed with the SEC on November 19, 1996.

(d)(3)

Form of Non-Qualified Stock Option Agreement for employees pursuant to the Mechanical Technology Incorporated 1999 Employee Stock Incentive Plan, as amended and the Mechanical Technology Incorporated Stock Incentive Plan, as amended.*

(d)(4)

Form of Non-Qualified Stock Option Agreement for directors pursuant to the Mechanical Technology Incorporated 1999 Employee Stock Incentive Plan, as amended and the Mechanical Technology Incorporated Stock Incentive Plan, as amended.*

(d)(5)

Form of Incentive Stock Option Agreement pursuant to the Mechanical Technology Incorporated 1999 Employee Stock Incentive Plan, as amended and the Mechanical Technology Incorporated Stock Incentive Plan, as amended.*

(d)(6)	Mechanical Technology Incorporated Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference, filed with the SEC on March 25, 2003.
(d)(7)

Mechanical Technology Incorporated Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2003 and Quarterly Report on Form 10-Q for fiscal Quarter ended September 30, 2003 are incorporated herein by reference, filed with the SEC on May 15, 2003, August 13, 2003 and October 22, 2003, respectively.

(d)(8)	Mechanical Technology Incorporated 1999 Employee Stock Incentive Plan Amendment Number 1.*

(d)(9)	Mechanical Technology Incorporated Stock Incentive Plan Amendment Number 1.*

(g)	Not applicable.
(h)	Not applicable.

* Previously filed as an exhibit to Schedule TO filed with the Securities and Exchange Commission on October 30, 2003.